Filed by Florida Public Utilities Company

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Florida Public Utilities Company

Commission File No.: 001-10608

Date: July 21, 2009

Memo

To:	All Employees
From:	John Schimkaitis and Jack English
Date:	July 21, 2009
Re:	Update on Chesapeake Utilities Corporation (Chesapeake) and Florida Public Utilities (FPU) Merger: Certain Regulatory Approvals and Transition Teams

We know you are anxious to learn about the current status as our two companies continue down the path to a successful merger. We are pleased to report that we have received all required public service commission regulatory approvals for the merger:

•

The Delaware Public Service Commission (DPSC) approved on June 16, 2009, the issuance of the Chesapeake shares in the merger. No additional approvals from the DPSC are required with respect to the merger.

•

In 2008, Chesapeake received Florida Public Service Commission (FPSC) approval to issue up to a specified level of shares in 2009 for the purpose of acquisitions. The number of shares Chesapeake would issue to FPU shareholders in the merger is less than the number of shares the FPSC authorized Chesapeake to issue. No additional approvals from the FPSC are required with respect to the merger.

•	The Maryland Public Service Commission (MPSC) ruled on July 15, 2009, that approval by the MPSC with respect to the merger is not needed.

Chesapeake and FPU have confirmed that no regulatory filings or actions are required by the Federal Energy Regulatory Commission for approval of the merger or the issuance of Chesapeake shares in the merger.

Chesapeake and FPU also submitted to the Antitrust Division of the United States Department of Justice (DOJ) and the Federal Trade Commission (FTC) the necessary filings in accordance with the Hart-Scott-Rodino Antitrust Improvements Act (HSR). The statutory waiting period under the HSR expired with no comment from the DOJ or the FTC, thus allowing the companies to continue with the merger. The expiration of the HSR waiting period does not, however, preclude the DOJ and the FTC from challenging the merger on antitrust grounds.

We anticipate filing in the near future with the Securities and Exchange Commission (SEC) the Chesapeake/FPU joint proxy statement and prospectus to be used in soliciting proxies to obtain shareholder approval of the proposed merger. The joint proxy and prospectus is subject to SEC review. Once we have completed the SEC process for the joint proxy and prospectus, we will distribute the definitive joint proxy and prospectus to our respective shareholders prior to the companies’ respective shareholders’ meetings. Chesapeake will also be filing an application with the New York Stock Exchange to list the Chesapeake shares that will be exchanged for the outstanding FPU shares in the merger. We continue to believe that all conditions to the closing of the merger will be satisfied and that the merger can be closed in the fourth quarter, although there can be no assurances as to whether the merger will close or the actual timing of the closing.

We have established three Transition Teams that will assess both opportunities and challenges as our two companies come together.

•

The Operations Team is being headed by Steve Thompson and includes Tom Geoffroy, Chuck Stein, and Don Kitner. The team met in West Palm Beach, Florida on June 25, 2009 and established two working groups: the Gas Operations Workgroup, led by Don Kitner, and the Customer Billing and Records Workgroup, led by Jeff Sylvester. These two working groups held their kick-off meetings during the week of July 6, 2009, at the FPU office in DeBary.

•

The Finance and Administration team is being led by Beth Cooper and includes Matt Kim, George Bachman and Cheryl Martin. The team met at the FPU headquarters in West Palm Beach, Florida on June 23rd and 24th. The group met to assess processes, exchange key information, and share ideas about best practices.

•

The Information Technology team is being led by John Harlow and includes Alan Herbin, Terry Knowles and Gary Emond. The team will assess the capabilities of both companies’ current IT systems as well as consider other alternatives, as appropriate, to determine the technologies that should be utilized by the combined company as we move forward.

We appreciate your patience as we go through this process together and your cooperation as the Transition Teams begin planning for the integration of our businesses, culture and ideals. We encourage you to reach out to your supervisor or team leader with any questions or concerns you may have.

IMPORTANT INFORMATION:

Additional Information and Where to Find It

In connection with the proposed merger, Chesapeake will file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Chesapeake and Florida Public Utilities and a prospectus, as well as other materials. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHESAPEAKE, FLORIDA PUBLIC UTILITIES AND THE PROPOSED MERGER. Investors will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Chesapeake and Florida Public Utilities at http://www.sec.gov, the SEC’s Web site. Free copies of Chesapeake’s SEC filings are also available on Chesapeake’s Web site at investor.shareholder.com/CPK/sec.cfm and free copies of Florida Public Utilities’ SEC filings are also available on Florida Public Utilities’ Web site at www.fpuc.com/about_us/invest.asp.

Participants in the Solicitation

Chesapeake and Florida Public Utilities and their respective directors, executive officers, other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information about the directors and executive officers of Florida Public Utilities is set forth in the proxy statement for Florida Public Utilities’ 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on April 6, 2009 and Form 10-K filed with the SEC on March 20, 2009. Information about the directors and executive officers of Chesapeake is set forth in the proxy statement for Chesapeake’s 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on March 27, 2009 and Form 10-K filed with the SEC on March 9, 2009. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the registration statement, joint proxy statement/prospectus and other materials to be filed with the SEC regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described previously.

3